Filed by Haymaker Acquisition Corp. 4

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Suncrete, Inc.

Commission File No.: 333-291473

Date: March 25, 2026

The following press release was issued by Concrete Partners Holding, LLC and Haymaker Acquisition Corp. 4 on March 25, 2026:

Suncrete and Haymaker Acquisition Corp. 4 Announce Entering Into
Non-Redemption Agreements with Certain Institutional Investors

Dallas, TX, March 25, 2026 – Concrete Partners Holding, LLC (“Suncrete” or the “Company”), a ready-mix concrete logistics and distribution platform strategically located in Oklahoma and Arkansas, and Haymaker Acquisition Corp. 4 (NYSE: HYAC) (“Haymaker”), a publicly traded special purpose acquisition company, today announced that they have entered into non-redemption agreements (“Non-Redemption Agreements”) with certain institutional investors, pursuant to which, among other things, the investors agreed to acquire an aggregate of 4.4 million Class A ordinary shares of Haymaker initially included as part of the units sold in Haymaker's initial public offering (“Public Shares”) from shareholders of Haymaker, either in the open market or through privately negotiated transactions, at a price no higher than the redemption price per share payable to public shareholders who exercise redemption rights with respect to their Public Shares, prior to the closing date of the Company’s business combination with Haymaker (“Business Combination”), to waive their redemption rights and hold the Public Shares through the closing date of the Business Combination, and to abstain from voting and not vote the Public Shares in favor of or against the Business Combination.

Suncrete intends to pay to the shareholders that sell Public Shares in connection with the Non-Redemption Agreements an amount equal to the difference between the actual redemption price for the Public Shares and the price at which such sellers sell the Public Shares to the Investors. As a result of the Non-Redemption Agreements and after giving effect to the aggregate fees that Suncrete has agreed to pay the Investors, Haymaker is expected to receive net proceeds of approximately $10.75 per non-redeemed Public Share. Haymaker may enter into additional Non-Redemption agreements on similar terms. Assuming that the Investors acquire all of the Public Shares they have agreed to purchase and that the previously announced PIPE investment is consummated for aggregate proceeds of $105.5M, the parties anticipate that the Minimum Cash Condition will be satisfied upon consummation of the Business Combination.

The Company is expected to close its previously announced Business Combination with Haymaker in April 2026. Upon closing of the Business Combination, the combined company will be named Suncrete, Inc. (“PubCo”) and is expected to trade on Nasdaq under the ticker symbol “RMIX.”

Ned N. Fleming, III, Executive Chairman of Suncrete, commented, “Today’s announcement underscores strong institutional investor confidence in Suncrete, our best-in-class management team, and our high-performance, scalable ready-mix concrete platform. We believe Suncrete’s disciplined growth strategy focused on increasing market share, driving organic expansion, and entering new markets through accretive acquisitions, positions the company to deliver sustained, compounding shareholder value over the long term.”

About Suncrete

Suncrete is a pure-play ready-mix concrete company strategically positioned across Oklahoma and Arkansas with plans to expand throughout the rapidly growing and economically resilient U.S. Sunbelt region. Suncrete is a scalable and vertically integrated logistics and distribution platform operating as a mission-critical partner in the construction value chain. The Company operates batching plants, a dedicated fleet of owned mixer trucks and a tech-enabled dispatch infrastructure supporting a diversified customer base across public infrastructure, commercial and residential sectors. Headquartered in Tulsa, Oklahoma, Suncrete operates under a decentralized plant network strategy with regionally centralized oversight of pricing, customer relationships and fleet utilization with consistent customer engagement across markets to deliver products on time and on spec. Suncrete’s local market leadership, scale and integrated logistics position it as a trusted partner in some of the nation’s most attractive, fastest growing, and most resilient construction markets. The Company is well-aligned to benefit from ongoing population growth, urbanization trends and infrastructure investment across the Sunbelt.

About SunTx Capital Partners

SunTx Capital Partners, LP (“SunTx”), is a Dallas, TX-based private equity firm that invests in leading middle market infrastructure, manufacturing and service companies. The firm has been listed as a TOP 50 PE Firm in the Middle Market every year since 2021. SunTx specializes in supporting talented management teams in industries where SunTx can apply its operational experience and financial expertise to build leading middle-market companies with operations typically in the Sunbelt region of the United States. The capital committed by SunTx comes from the principals of SunTx as well as from institutional investors, including university endowments, corporate and public pension funds.

About Haymaker Acquisition Corp. 4

Haymaker Acquisition Corp. 4 is a blank check company formed for the purpose of effecting a business combination, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Haymaker is led by Vice President Andrew Heyer and Chief Executive Officer and Chief Financial Officer Christopher Bradley.

Additional Information and Where To Find It

In connection with the Business Combination, PubCo and Suncrete have filed with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which includes a proxy statement with respect to Haymaker’s shareholder meeting to vote on the Business Combination and a prospectus with respect to PubCo’s securities to be issued in connection with the Business Combination (the “proxy statement/prospectus”), as well as other relevant documents concerning the Business Combination. The definitive proxy statement/prospectus included in the registration statement was mailed to the shareholders and warrantholders of Haymaker on February 13, 2026. INVESTORS AND SHAREHOLDERS OF HAYMAKER ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders may obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about PubCo, Haymaker and Suncrete, without charge, once available, at the SEC’s website, http://www.sec.gov.

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No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Business Combination. This press release shall also not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.

Participants in Solicitation

Each of Haymaker, PubCo, and their respective directors, executive officers and certain other members of management and employees, may be deemed under SEC rules to be participants in the solicitation of proxies from Haymaker’s shareholders in connection with the Business Combination. Information regarding the persons who may be considered participants in the solicitation of proxies in connection with the proposed Business Combination, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein and the documents incorporated herein by reference may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties.

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Examples of forward-looking statements include, but are not limited to, statements with respect to the expectations, hopes, beliefs, intentions, plans, prospects, financial results of strategies regarding Haymaker, Suncrete, PubCo, the Business Combination and statements regarding the anticipated benefits and timing of the completion of the proposed Business Combination and PIPE investment, the Non-Redemption Agreements, warrant exchange, plans and use of proceeds, objectives of management for future operations of Suncrete, expected operating costs of Suncrete and its subsidiaries, the upside potential and opportunity for investors, Suncrete’s plan for value creation and strategic advantages, market site and growth opportunities, Suncrete’s acquisition strategy, regulatory conditions, competitive position and the interest of other corporations in similar business strategies, technological and market trends, future financial condition and performance and expected financial impacts of the Business Combination, the satisfaction of closing conditions to the Business Combination and the PIPE investment and the level of redemptions of Haymaker’s public shareholders, and PubCo’s, Suncrete’s and Haymaker’s expectations, intentions, strategies, assumptions or beliefs about future events, results at operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally can be identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, but are not limited to:

•	the risk that the Business Combination and the PIPE investment may not be completed in a timely manner or at all;

•	the failure by the parties to satisfy the conditions to the consummation of the PIPE investment, the warrant exchange and the Business Combination, including the approval of Haymaker’s shareholders and warrantholders;

•	the risk that any of the investors does not satisfy its obligations under the Non-Redemption Agreements;

•	the fact that Haymaker will retain sole discretion to effect the warrant amendment, including as a result of the level of redeeming stockholders;

•	the failure to realize the anticipated benefits of the Business Combination;

•	the outcome of any potential legal proceedings that may be instituted against PubCo, Suncrete, Haymaker or others following announcement of the Business Combination;

•	the level of redemptions of Haymaker’s public shareholders, which may reduce the public float of, reduce the liquidity of the trading market of, and/or result in a failure to maintain the quotation, listing, or trading of the Class A ordinary shares of Haymaker;

•	the failure of PubCo to obtain or maintain the listing of its securities on any stock exchange on which the Class A common stock of PubCo will be listed after closing of the Business Combination;

•	costs related to the Business Combination and as a result of PubCo becoming a public company;

•	changes in business, market, financial, political and regulatory conditions;

•	risks relating to Suncrete’s anticipated operations and business, including its ability to complete future acquisitions and the success of any such acquisitions;

•	the risk that issuances of equity or debt securities following the closing of the Business Combination, including issuances of equity securities in connection with Suncrete’s acquisition strategy, may adversely affect the value of Suncrete’s common stock and dilute its stockholders;

•	the risk that after consummation of the Business Combination, PubCo could experience difficulties managing its growth and expanding operations;

•	challenges in implementing Suncrete’s business plan, due to operational challenges, significant competition and regulation; and

•	those risk factors discussed in documents of PubCo, Haymaker or Suncrete filed, or to be filed, with the SEC.

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The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section Haymaker’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and the registration statement on Form S-4 and proxy statement/prospectus filed by PubCo and Suncrete, and other documents filed or to be filed by PubCo, Haymaker and Suncrete from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that none of PubCo, Suncrete or Haymaker presently know or currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation, or intends, to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of the parties or any of their representatives gives any assurance that PubCo, Suncrete or Haymaker will achieve its expectations.

Suncrete Investor Contact:

Rick Black / Ken Dennard

Dennard Lascar Investor Relations

Suncrete@DennardLascar.com

(713) 529-6600

Haymaker Investor Contact:

Christopher Bradley

Cbradley@mistralequity.com

(212)616-9600

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